Exhibit (k)(3)

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

AGREEMENT made as of the 25th day of February, 2026, by and among the Sound Point Alternative Income Fund, a Delaware statutory trust (the "Fund"), and Skypoint Capital Advisors, LLC, an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended (the “Investment Manager”).

WITNESSETH:

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end, management investment company;

WHEREAS, Investment Manager acts as investment adviser to the Fund pursuant to an Investment Management Agreement with the Fund dated as of November 18, 2025 (the “Investment Management Agreement”), pursuant to which it is paid an investment management fee (the “Investment Management Fee”);

NOW, THEREFORE, in consideration of the Fund engaging Investment Manager pursuant to the Investment Management Agreement and other good and valuable consideration, the parties to this Agreement agree as follows:

1.       Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund’s Prospectus as currently in effect.

2.       The Investment Manager agrees with the Fund to waive the Investment Management Fee and other fees, and to pay or absorb expenses of the Fund (a “Waiver”) so that the Total Annual Expenses of the Fund (excluding any front-end or contingent deferred loads, distribution fees pursuant to Rule 12b-1 Plans, shareholder service fees under a Shareholder Service Plan, taxes, leverage interest, brokerage commissions, fees and other expenses associated with financing facilities, borrowing expenses such as dividend and interest expenses on short sales,  acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization after commencement of Fund operations, and extraordinary expenses, such as litigation expenses) will not exceed 2.25% of the average daily net assets of the Fund (the “Expense Limitation”).

3.        This Agreement will have term of one year from the effective date of this Agreement, and during such term this Agreement may not be terminated by the Investment Manager or the Fund. Thereafter, this Agreement may continue in effect only if such continuance is specifically approved at least annually, provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Independent Trustees”).. Subject to the initial sentence of this paragraph, any party may terminate this Agreement upon thirty (30) days’ written notice to the other party; provided that, in the case of termination by the Fund, such action shall be authorized by resolution of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the Funds.. This Agreement will automatically terminate if the Investment Management Agreement is terminated.

4.       The Fund agrees to carry forward, for a period not to exceed three (3) years from the date on which a Waiver is made by the Investment Manager, all fees and expenses in excess of the Expense Limitation that have been waived, paid, or absorbed by the Investment Manager, and to repay the Investment Manager such amounts, provided the Fund is able to effect such repayment and remain in compliance with the Expense Limitation in effect at the time of the Waiver and the Expense Limitation in effect at the time of the repayment. To the extent that such repayment is due, it shall be made as promptly as possible. To the extent that the full amount of such waived amount or expense paid cannot be repaid as provided in the previous sentence within such applicable three-year period, such repayment obligation shall be extinguished.

5.       If this Agreement is terminated by the Fund, the Fund agrees to repay to the Investment Manager any amounts payable pursuant to paragraph 4 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to the Investment Manager not later than three (3) years from the date on which a Waiver was made by the Investment Manager (regardless of the date of termination of this Agreement), so long as the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation as if such Expense Limitation was still in effect. If this Agreement is terminated by the Investment Manager, the Fund agrees to repay to the Investment Manager, any amounts payable pursuant to paragraph 4 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to the Investment Manager not later than thirty (30) days after the termination of this Agreement, so long as the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation as if such Expense Limitation was still in effect

6.       This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the 1940 Act. To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the 1940 Act, the applicable provisions of the Investment Company Act will control.

7.       This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

8.       This Agreement may be modified only with the approval of both parties and the Fund’s Board of Trustees (the “Board”).

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

SOUND POINT ALTERNATIVE INCOME FUND

/s/ Brian P. Smith
By:	Brian P. Smith
Title:	President

SKYPOINT CAPITAL ADVISORS, LLC

/s/ Brian P. Smith
By:	Brian P. Smith
Title:	CEO